Exhibit 99.1

BAYTEX TO PRESENT AT FIRSTENERGY CONFERENCE

CALGARY, ALBERTA (November 11, 2015) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Senior Vice President Capital Markets and Public Affairs, will be presenting at FirstEnergy’s Energy Growth Conference on Wednesday, November 18, 2015 at 10:50 am EST (8:50 am MST) in Toronto, Ontario. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://jetslides.tv/lobby/1120

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com